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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Wiegand **(914) 993-2494**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2007 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and CFO
Title

Notary Public

KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 20 10

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Cash Flows
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2008

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$ 122,992,693
Segregated cash	133,215,783
Receivables:	
Brokers and dealers	314,861,691
Fees from AllianceBernstein Mutual Funds	28,250,069
Due from affiliates	6,179,430
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,379,158	154,702
Deferred sales commissions, net of accumulated amortization of $215,663,827 and contingent deferred sales commissions received of $79,269,569	183,570,638
Prepaid expenses and other assets	1,309,316
Total assets	$ 790,534,322

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
AllianceBernstein Mutual Funds	$ 408,184,865
Brokers and dealers	81,944,431
Accounts payable and accrued expenses	34,968,250
Due to affiliates	4,628,575
	529,726,121
Subordinated notes payable to AllianceBernstein Corporation of Delaware	248,000,000
Commitments and contingencies (See Note 4)	
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated comprehensive income (loss)	(3,696,799)
Total stockholder's equity	12,808,201
Total liabilities and stockholder's equity	$ 790,534,322

See Accompanying Notes to the Statement of Financial Condition.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with actual maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund

shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2007 was not impaired.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation as required by Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "*Accounting for Contingencies*", and the Financial Accounting Standards Board ("FASB") Interpretation No. 14 ("FIN No. 14"), "*Reasonable Estimation of the Amount of a Loss –an interpretation of FASB Statement No. 5*". If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally collected within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Foreign Currency Translation

Assets and liabilities of the Company's Tokyo operation are translated into United States dollars ("US$") at exchange rates in effect at the balance sheet date, and related revenues and expenses are translated into US$ at average exchange rates in effect during the year. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into US$ are reported as a separate component of accumulated comprehensive income (loss) in the statement of changes in stockholder's equity.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

There are no deferred income tax amounts for the current or prior years, as there are no temporary differences.

Effective January 1, 2007, AllianceBernstein and the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"*. FIN 48 requires that the effects of a tax position be recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Upon adopting FIN 48, we did not record an adjustment to the January 1, 2007 retained earnings balance. There was no difference between the net amount of liabilities recognized in our statement of financial position prior to the application of FIN 48 and the net amount of liabilities recognized as a result of applying the provisions of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	**$3,707,000**
Additions for prior year tax positions	1,985,000
Reductions for prior year tax positions	-
Additions for current year tax positions	1,306,000
Reductions for current year tax positions	-
Reductions related to settlements with tax authorities/closed years	(1,708,000)
Balance at December 31, 2007	**$5,290,000**

During the year 2007, unrecognized tax benefits with respect to certain tax positions taken in the prior years have been adjusted resulting in a net increase to the reserve totaling $2.0 million. As described below, settlements with taxing authorities resulted in a $1.7 million reduction to the reserve. The amount of unrecognized tax benefits as of December 31, 2007, when recognized, will be recorded as a reduction to income tax expense and affect the Company's effective tax rate.

Interest and penalties, if any, relating to tax positions are recorded in income tax expense on the statements of income. The total amount of accrued interest recorded on the consolidated statement of financial condition as of January 1, 2007, the date of adoption of FIN 48, was $.4 million, and was essentially unchanged as of December 31, 2007. There were no accrued penalties as of January 1, 2007 or December 31, 2007.

The Company is generally no longer subject to income tax examinations by tax authorities for any year prior to 2004. However, by agreement, the year 2003 remains open in connection with the New York City tax examination discussed below. The Internal Revenue Service ("IRS") commenced an examination of our federal tax return for 2003 and 2004 in the second quarter of 2006. This examination was settled during the third quarter of 2007 resulting in a reduction to the reserve for unrecorded tax benefits in the amount of $1.7 million. The IRS recently notified us of their intention to examine our aforementioned federal tax return for the year 2005. The Company does not believe an increase for unrecognized tax benefits is necessary. In addition, examinations of New York City tax returns for 2003 through 2005 commenced in the second quarter of 2007. These examinations remain in the preliminary stage and the Company does not currently believe that an increase in the reserve for unrecognized tax benefits is necessary. Adjustment to the reserve could occur in light of changing facts and circumstances.

Subject to the results of the examinations for the tax years 2003-2005, under our existing policy for

determining whether a tax position is effectively settled for purposes of recognizing previously unrecognized tax benefits, there is the possibility that recognition of unrecognized tax benefits of approximately $2.2 million including accrued interest could occur over the next twelve months.

4. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $183.6 million as of December 31, 2007. Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $31.1 million, totaled approximately $84.1 million during 2007.

Management tests the deferred sales commission asset for recoverability quarterly. Significant assumptions utilized to estimate AllianceBernstein's future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. As of December 31, 2007, management used average market return assumptions of 5% for fixed income and 8% for equity to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions ranged from 21% to 25% for U.S. fund shares and 23% to 31% for non-U.S. fund shares, determined by reference to actual redemption experience over the five-year, three-year, and one-year periods ended December 31, 2007, calculated as a percentage of AllianceBernstein's average assets under management represented by back-end load shares. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted future cash flows are compared to the recorded value of the deferred sales commission asset. As of December 31, 2007, management determined that the deferred sales commission asset was not impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2007, U.S. equity markets increased by approximately 5.5% as measured by the change in the Standard & Poor's 500 Stock Index and U.S. fixed income markets increased by approximately 7.0% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic back-end load shares was 21.0% in 2007. Non-U.S. capital market increases ranged from 9.0% to 39.4% as measured by the MSCI World, Emerging Market, and EAFE Indices. The redemption rate for non-U.S.

back-end load shares was 30.8% in 2007. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset might occur. Any impairment would reduce materially the recorded amount of the deferred sales commission asset with a corresponding charge to earnings.

Legal Proceedings

AllianceBernstein, Holding and the Company are involved in various employee arbitrations, regulatory inquiries, administrative proceedings, and litigation, some of which allege material damages. While any proceeding or litigation has the element of uncertainty, AllianceBernstein, Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations or financial condition.

5. Related Party Transactions

The Company provides distribution and other services for AllianceBernstein Mutual Funds and other investment vehicles for which it was paid a reimbursement of $215.9 million by AllianceBernstein pursuant to its service agreement between the parties.

During 2007, a subsidiary of AXA Financial distributed AllianceBernstein Mutual Funds for which it received distribution payments which totaled $6.2 million for the year ended December 31, 2007. In addition, the Company recovered from certain other affiliates $1.7 million for mutual fund distribution and marketing services. Included in payables to brokers and dealers, as of December 31, 2007 are distribution payments owed to a subsidiary of AXA Financial aggregating $1.9 million.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Contributions are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2007 were $2.3 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2007 were $18.5 million.

Certain employees of the Company participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. During 2007, options to buy 229,120 Holding Units were granted to four Company employees under a Special Option Program maintained by AllianceBernstein.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating

$248.0 million at December 31, 2007 under various subordinated loan agreements. The agreements have been approved by FINRA and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2007, all of the loans outstanding were to be charged interest at the variable broker dealer call rate, which at the time was 4.90 %. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2009 and 2010 were $91.0 million and $157.0 million, respectively, though one loan for $24.0 million, repayable in 2009, was prepaid on January 17, 2008. There was no interest payable on such loans at December 31, 2007.

6. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 3.2 to 1 and the Company had net capital of $67.0 million, which was $52.7 million in excess of its required net capital of $14.3 million.

7. Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "*Fair Value Measurements*". Among other requirements, SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "*Fair Value Option for Financial Assets and Financial Liabilities*". SFAS No. 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Both SFAS No. 157 and SFAS No. 159 are effective beginning the first fiscal year that begins after November 15, 2007. We adopted both standards on January 1, 2008. SFAS No. 157 is not expected to have a material impact on our financial statements. Currently, we have not elected to expand the use of fair value measurements in our financial statements as permitted by SFAS No. 159.

END